Phoenix Life and Annuity Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

May 1, 2013

Dear Valued Customer:

As previously disclosed to you by notices dated January 7, 2013 and March 6, 2013, as revised March 20, 2013 (“prior notices”), Phoenix Life and Annuity Company (“Company”) is restating certain of its previously issued financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) to correct errors in those financial statements (the “Restatement”). This notice provides further information about the Restatement. In addition to this notice, you will receive the updated statutory or summary prospectuses for the underlying funds available through the variable investment options in which your variable life insurance policy (“contract”) value is invested, and the audited financial statements of the separate account funding the contract for the year ended December 31, 2012.

Update Regarding the Restatement

As disclosed in prior notices, we have determined that our previously issued audited GAAP financial statements for the years ended December 31, 2011, 2010 and 2009, should no longer be relied upon and should be restated because of certain errors in those financial statements.

Also as disclosed in prior notices, the errors to be corrected by the Restatement are not expected to have a material impact on the Company’s financial results prepared in accordance with Statements of Statutory Accounting Principles filed with the state insurance regulators or its risk based capital computations for any of the periods noted.

Update of Restatement Timing

As of the date of this notice, the Company has made significant progress on its financial statement restatement and expects to provide further updates on or before May 31, 2013. As a result of the delay in completing the Restatement, the Company has not been able to complete the audit of its year-end 2012 financial statements prepared on a GAAP basis. The Company’s ability to complete the Restatement is subject to a number of contingencies, including but not limited to, whether the Company continues to identify errors in its financial statements and whether existing systems and processes can be timely updated, supplemented or replaced. Contract owners are cautioned not to rely upon estimated GAAP financial information provided by the Company’s indirect parent, The Phoenix Companies, Inc. since the announcement of the Restatement.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

April Notice-PLAC

Additional Information

The Company continues to assess its disclosure controls and procedures and internal control over financial reporting. Management believes that it has currently identified multiple material weaknesses. You may continue to make transactions according to the terms of your contract. Of course, as an insurance company issuing regulated investment products, our ability to continue to accept additional premiums and to process certain other investment transaction requests associated with your contract is subject to the authority of and any actions taken by our regulators, as well as the continuation of our agreements with third parties who provide services essential to your contract.

We know it is important for you to understand how the events related to Restatement may affect you. Although management of the Company continues to believe that the errors which are being corrected in the Restatement should not have any material effect on our ability to perform our obligations to you under your contract, the extensive efforts, significant costs and the lengthy period of time required to prepare the Restatement have created several uncertainties and risks which you should be aware of that could affect the Company. Among other things, the unavailability of the Restatement and the 2012 GAAP audited financial statements has led the independent rating organization that provides financial strength ratings for the Company to place the Company on review with negative implications. While there have been no downgrades in our financial strength ratings as of the date of this notice, any future rating downgrades could have significant adverse effects on our business, including the persistency of existing customers, and our ability to borrow and to continue our strategy for hedging risks associated with our products. You can obtain our current financial strength rating which may change from time to time, at our website, www.phoenixwm.phl.com, under “Investor Relations.” In addition, the ongoing lack of audited GAAP financial statements has created, and likely will continue to create, uncertainties in the market which could affect our ability to do business in the normal course, could lead to regulatory inquiries or litigation, and make it more difficult for management to execute on the strategic and day-to-day management of our business.

Currently, unaudited statutory financial statements are the only financial statements for the Company that are available for the fiscal year ended December 31, 2012. The Company’s unaudited statutory financial statements for the year ended December 31, 2012, as well as for the other years for which the GAAP financial statements are being restated are available on the PNX public website, www.phoenixwm.com at http://phx.corporate-ir.net/phoenix.zhtml?c=97632&p=irol-statstatement. We will also publish subsequent quarterly unaudited statutory financial statements to this website. You may also request copies free of charge by contacting us at 1-800-541-0171. The Company’s unaudited statutory financial statements are not prepared for use by investors and contract owners to make investment decisions. The Company is highlighting the availability of the unaudited statutory financial statements to you since current GAAP financial information is not yet available. The Company’s statutory financial statements are not a replacement for GAAP financial information. Variances between the Company’s statutory financial information and GAAP financial information are likely to be material. In the supplement dated March 6, 2013, as revised March 20, 2013, we briefly summarized major differences between statutory accounting practices and GAAP accounting practices. Any financial statements of the Company should be considered only as bearing upon its ability to meet its obligations under the contracts.

This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

April Notice-PLAC

This document contains certain forward-looking statements of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to complete our financial statement restatement and resume providing financial information in a timely manner is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the complexity of, and periods covered by, the restatement. The inclusion of forward-looking statements should not be regarded as a representation by the Company, or any other person, that any future performance will be achieved by the Company. You are cautioned not to place undue reliance on such forward-looking statements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

April Notice-PLAC	BPD38761

3